

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, FL 33316

> **Re: SEACOR Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed July 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed October 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 001-12289**

Dear Mr. Ryan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief